Dreyfus Florida Intermediate Municipal Bond Fund
Statement of Investments
September 30, 2005 (Unaudited)

Long-Term Municipal Investments--98.0%	Principal Amount ($)		Value ($)
Florida--90.9%			
Boynton Beach, Utility Systems Revenue			
5.375%, 11/1/2006 (Insured; FGIC)	1,000,000	a	1,045,910
Brevard County Health Facilities Authority, Revenue			
(Holmes Regional Medical Center)			
5.30%, 10/1/2007 (Insured; MBIA)	3,000,000		3,092,400
Brevard County Housing Finance Authority, MFHR			
(Windover Oaks) 6.90%, 2/1/2007 (Collateralized; FNMA)	2,000,000		2,039,640
Broward County, Water and Sewer Utility Revenue			
5%, 10/1/2021	2,000,000		2,130,420
Broward County School Board, COP:			
5.375%, 7/1/2011 (Insured; FSA)	4,370,000	a	4,818,493
5.50%, 7/1/2011 (Insured; FSA)	4,715,000	a	5,268,305
Capital Projects Finance Authority, Student Housing			
Revenue (Capital Projects Loan Program)			
5.50%, 10/1/2016 (Insured; MBIA)	4,285,000		4,608,732
Charlotte County, Utility Revenue			
5.40%, 10/1/2008 (Insured; FGIC)	1,210,000		1,262,030
Clay County Housing Finance Authority, Revenue			
(Multi-County Program) 4.85%, 10/1/2011			
(Collateralized: FNMA and GNMA)	755,000		782,497
Cocoa, Water and Sewer Revenue			
5.50%, 10/1/2023 (Insured; AMBAC)	3,310,000		3,838,309
Dade County:			
Special Obligation Revenue:			
(Solid Waste System)			
6%, 10/1/2006 (Insured; AMBAC)	2,565,000		2,642,899
Zero Coupon, 10/1/2010 (Insured; AMBAC)	6,825,000		5,673,418
Water and Sewer Systems Revenue			
6.25%, 10/1/2011 (Insured; FGIC)	2,115,000		2,431,150
Florida Board of Education:			
Capital Outlay (Public Education):			
5.50%, 6/1/2006	5,725,000	a	5,882,437
5.50%, 6/1/2010	5,000,000	a	5,523,800
Lottery Revenue:			
5.25%, 7/1/2018 (Insured; FGIC)	9,330,000		10,108,402
5.25%, 7/1/2018 (Insured; FGIC)	2,500,000		2,740,100
5.25%, 7/1/2019 (Insured; FGIC)	3,675,000		3,981,605

Florida Department of Environmental Protection, Revenue:		
5.75%, 7/1/2009 (Insured; FGIC)	5,100,000	5,559,000
(Florida Forever) 5.375%, 7/1/2017 (Insured; MBIA)	3,450,000	3,813,802
Florida Municipal Loan Council, Revenue		
(North Miami Beach Water)		
5.375%, 8/1/2018 (Insured; MBIA)	1,990,000	2,196,841
Florida Municipal Power Agency, Revenue		
(Stanton II) 5.50%, 10/1/2015 (Insured; AMBAC)	3,635,000	4,038,958
Florida Ports Financing Commission, Revenue		
(Transportation Trust Fund - Intermodal Program)		
5.50%, 10/1/2016 (Insured; FGIC)	1,745,000	1,864,847
Florida Turnpike Authority, Turnpike Revenue		
(Department of Transportation)		
5.25%, 7/1/2023	1,945,000	2,089,319
Florida Water Pollution Control Financing Corp.,		
Water Pollution Control Revenue 5.25%, 1/15/2021	2,545,000	2,768,400
Halifax Hospital Medical Center, HR		
5%, 10/1/2010 (Insured; MBIA)	1,750,000	1,842,260
Hialeah Gardens, IDR (Waterford Convalescent)		
7.875%, 12/1/2007	395,000	395,332
Hillsborough County, Utility Revenue:		
Zero Coupon, 8/1/2006 (Insured; MBIA)	5,000,000	4,880,550
5.50%, 8/1/2014 (Insured; AMBAC)	3,205,000	3,629,054
Hillsborough County Industrial Development Authority,		
HR (Tampa General Hospital) 5.25%, 10/1/2015	3,000,000	3,199,620
Hillsborough County School Board, COP		
5%, 7/1/2016 (Insured; MBIA)	2,625,000	2,789,377
Jacksonville, Revenue:		
Guaranteed Entitlement		
(Refunding and Improvement)		
5.375%, 10/1/2016 (Insured; FGIC)	3,080,000	3,398,718
Sales Tax:		
5.50%, 10/1/2014 (Insured; AMBAC)	1,500,000	1,655,430
5.50%, 10/1/2015 (Insured; AMBAC)	1,500,000	1,655,610
(River City Renaissance)		
5.125%, 10/1/2018 (Insured; FGIC)	2,500,000	2,548,225
Lakeland, Electric and Water Revenue 5.90%, 10/1/2007	2,385,000	2,518,226
Lee County, Transportation Facilities Revenue		
5.50%, 10/1/2015 (Insured; AMBAC)	2,500,000	2,759,350

Martin County, Utility System Revenue:		
5.50%, 10/1/2012 (Insured; FGIC)	1,065,000	1,194,866
5.50%, 10/1/2013 (Insured; FGIC)	1,485,000	1,673,075
Miami		
Homeland Defense/Neighborhood		
5.50%, 1/1/2016 (Insured; MBIA)	3,000,000	3,301,440
Miami-Dade County, Public Service Tax Revenue		
(Umsa Public Improvements)		
5.50%, 4/1/2016 (Insured; AMBAC)	2,190,000	2,417,979
Miami-Dade County School Board, COP		
5.25%, 8/1/2008 (Insured; AMBAC)	2,500,000	2,642,100
Northern Palm Beach County Improvement District		
(Water Control and Improvement Unit Development)		
5.75%, 8/1/2009	875,000 a	925,146
Orange County, Tourist Development Tax Revenue		
5%, 10/1/2015 (Insured; AMBAC)	1,010,000	1,069,802
Orange County Health Facilities Authority, HR		
(Orlando Regional Healthcare)		
6.25%, 10/1/2011 (Insured; MBIA)	1,770,000	2,040,279
Orlando Utilities Commission,		
Water and Electric Revenue:		
5.80%, 10/1/2006	6,030,000	6,204,448
5.80%, 10/1/2007	1,175,000	1,238,885
Palm Beach County, Revenue:		
Criminal Justice Facilities		
5.375%, 6/1/2010 (Insured; FGIC)	1,825,000	1,990,016
Public Improvement (Convention Center)		
5.50%, 11/1/2011 (Insured; FGIC)	1,785,000 a	1,986,866
Palm Beach County School Board, COP:		
6%, 8/1/2010 (Insured; FGIC)	4,000,000 a	4,515,360
5.50%, 8/1/2012 (Insured; FSA)	4,910,000 a	5,485,747
Palm Beach County Solid Waste Authority, Revenue		
5.50%, 10/1/2006 (Insured; AMBAC)	3,000,000	3,075,480
Pembroke Pines, GO		
4.25%, 9/1/2025 (Insured; MBIA)	1,530,000	1,484,483

Saint Lucie County, Sales Tax Revenue (Refunding and Improvement) 5.25%, 10/1/2022 (Insured; MBIA)	2,140,000	2,340,047
Tampa:		
Cigarette Tax Allocation (H Lee Moffitt Cancer) 5%, 3/1/2008 (Insured; AMBAC)	2,000,000	2,089,200
Utility Tax and Special Revenue 5.25%, 10/1/2021 (Insured; AMBAC)	1,000,000	1,089,020
Tampa Bay, Water Utility Systems Revenue 5.125%, 10/1/2008 (Insured; FGIC)	3,205,000 a	3,418,453
Tampa-Hillsborough County Expressway Authority, Revenue 4.25%, 7/1/2026 (Insured; AMBAC)	4,500,000	4,326,120
Volusia County School Board, Sales Tax Revenue 5.375%, 10/1/2015 (Insured; FSA)	4,000,000	4,413,920

U.S. Related--7.1%

Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds:		
5.75%, 7/1/2010	1,000,000 a	1,107,600
5.75%, 7/1/2010	3,000,000 a	3,322,800
Puerto Rico Commonwealth Highway and Transportation Authority, Revenue:		
Highway 5.50%, 7/1/2013 (Insured; MBIA)	2,500,000	2,805,050
Transportation 5.25%, 7/1/2012 (Insured; MBIA)	2,440,000	2,595,355
Puerto Rico Public Buildings Authority, Guaranteed Revenue (Government Facilities) 5.25%, 7/1/2020 (Insured; XLCA)	2,000,000	2,249,040
Virgin Islands Public Finance Authority, Revenue 5.625%, 10/1/2010	2,000,000	2,096,140

Total Investments (cost $185,619,278)	**98.0%**	**194,572,183**
Cash and Receivables (Net)	**2.0%**	**4,064,601**
Net Assets	**100.0%**	**198,636,784**

Notes to Statement of Investments:

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
b At September 30, 2005, 25.0% of the fund's net assets are insured by FGIC.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.